Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

January 16, 2019

Dear Fellow Shareholders,

As one of the largest shareholders of Lee Enterprises, Inc. (“LEE”), Cannell Capital LLC (“CC”) has been spending its own money to help all the Company’s injured shareholders.

CC owns LEE because we think that great value lies within, value which can be unlocked through he introduction of new stewards of shareholders.

The incumbent board is stale, lethargic and devoid of skin in the game. The stock has declined 95% since 2003 while members of the Board of Directors have transferred wealth to themselves. Executive chairman Mary Junck alone transferred since $43.8 million since 2002 from shareholders’ pockets to her own.

CC will release facts about the Board’s intransigence. We release the first set of these today. The Board of Directors will likely dip into LEE’s cash (owned by shareholders) to obfuscate these facts.

Let the facts speak for themselves. All shareholders are encouraged to examine the facts and join this shareholder in voting “No” against all incumbent directors.

	Proposal(s)	Recommendation of the Board of Directors	Cannell Recommendation
1	Proposal 1 - Election of Directors
1A	Mary E. Junck	For	AGAINST
1B	Herbert W. Moloney III	For	AGAINST
1C	Kevin D. Mowbray	For	AGAINST
2	Ratification of Appointment of Independent Registered Public Accounting Firm	For	FOR

Best regards!

Sincerely,

/s/J. Carlo Cannell

J. Carlo Cannell